(https://cdn-eos.nextseed.co/app/uploads/tsr-hr-01.jpg)

The Sugar Refinery

Sugar Land, TX

Overview   Disclosures   Comments   0

- **Prohibition-era speakeasy** in Sugar Land Town Square, the first of its kind in a **fast growing, affluent** Houston neighborhood

- Projected first-year revenue over **$2.5 million**

- All-star experienced management team with over **60 years** of industry experience

- This investment is secured by a **blanket lien** on all assets of the company

Share The Sugar Refinery:  (https://www.facebook.com/sharer/sharer.php?

u=https%3A//www.nextseed.co/offerings/the-sugar-refinery)  (Checking out The Sugar Refinery, a modern #speakeasy coming to Sugar Land. #crowdfunding http://bit.ly/2d0z3fN)

Investment Details

1.70x

Investment Multiple ?

$0

Invested of $125,000 minimum ?

$100

Minimum investment

-

Investors

60 days remaining

INVEST NOW

Company Description

INVEST NOW

The Sugar Refinery Grub & Grogs will embody the warmth of southern hospitality and the charm of the historic Sugar Land community.

Overview   Disclosures   Comments **0**

Behind the façade of a sugar processing plant, the doors to The Sugar Refinery will open to a 1920's era bar and lounge. Themed as a modern rendition of a Prohibition-era speakeasy, the bar will be fashioned in décor and furniture that's styled in the era with bartenders and servers dressed in period attire. Local drink connoisseurs will enjoy a menu that ranges from craft beer to wine and whiskies from around the world, and creative cocktails will be concocted by expert mixologists. The food menu will feature a mix of comfort food dishes, with our award-winning chef's unique take on original 19th century food trends.



(//cdn-eos.nextseed.co/app/uploads/tsr-co-01.jpg)

The Sugar Refinery will be located in Sugar Land Town Square (http://sugarlandtownsquare.com/), a large mixed retail, office and residential complex in a booming suburb in Southwest Houston. The complex includes luxury condominiums, a Marriott Hotel, premier Class A office space, and shopping and dining options that draw significant traffic. The Town Square also hosts free music events each week for the community. This mix of options has made Town Square the central hub of Sugar Land over the past decade.

Overview   Disclosures   Comments 0

INVEST NOW

(//cdn-eos.nextseed.co/app/uploads/tsr-co-02.jpg)

The team behind The Sugar Refinery also owns and operates Songkran Thai Kitchen
(http://www.songkranthaikitchen.com/intro) (two locations: Thai Kitchen and Thai Grill). The
food has been described as "delightful" and "an eye-opening excursion" that is "elegant, yet
unfussy." Upon its opening in 2014 (http://houston.culturemap.com/news/restaurants-
bars/04-12-14-popular-chef-returns-from-the-burbs-to-helm-a-new-uptown-park-restaurant-
with-real-thai-style/#slide=0), it was heralded by Houston Press
(http://www.houstonpress.com/restaurants/the-25-best-new-restaurants-in-houston-in-2014-
6412886) as one of the best new restaurants during a "banner year." In 2016, Songkran Thai
Grill was opened in Sugar Land Town Park, immediately next to the new home for The Sugar
Refinery.

Overview   Disclosures   Comments 0







(//cdn-eos.nextseed.co/app/uploads/tsr-co-03.png)

(//cdn-eos.nextseed.co/app/uploads/tsr-co-04a.jpg)

(//cdn-eos.nextseed.co/app/uploads/tsr-co-05a.png)

The team also founded and managed BLU Restaurant and Lounge, a successful bar and restaurant (http://www.houstonpress.com/restaurants/revisiting-blu-in-sugar-land-6424006), since 2011. BLU operates in the same space that The Sugar Refinery is taking over. After 5 years of successful operations, the team is developing The Sugar Refinery as a new business, completely renovating and re-conceptualizing the interior and the business.





(//cdn-eos.nextseed.co/app/uploads/tsr-co-06.jpg)

(//cdn-eos.nextseed.co/app/uploads/tsr-co-07.jpg)

INVEST NOW

Overview   Disclosures   Comments   **0**



(//cdn-eos.nextseed.co/app/uploads/tsr-co-08.jpg)



(//cdn-eos.nextseed.co/app/uploads/tsr-co-09.jpg)

While the "neo-speakeasy" has been a popular trend that's taken off across the country, most businesses reflecting this theme and experience in Houston are located in Downtown and Midtown. The 20-mile distance to these locations makes them inconvenient to the growing population of Sugar Land.

The Sugar Refinery is dedicated to advancing the art and practice of Sugar Land hospitality, as it was understood in the past and as it's understood now for all residents of and visitors to Sugar Land. Our goal is to provide an accurate depiction of Sugar Land's rich history and uncover pictures from the city archives to adorn our walls. Our menu exemplifies the local culture through its various "comfort-food" dishes and unique takes on original nineteenth century food trends. This is the neighborhood bar where guests can kick-back, relax and enjoy a drink with buddies, feel a sense of community, and claim The Sugar Refinery as their home away from home.

Read Less

INVEST NOW

Overview   Disclosures   Comments

Learn more: 🌐 (http://www.thesugarrefinerybar.com/)

Offering Summary

Issuer

The Sugar Refinery, LLC

Entity Type

Limited liability company

Principal Office

2248 Texas Drive

Sugar Land, TX 77479

Securities

Revenue Sharing Notes

Offering Amount

Minimum of $125,000 to maximum $360,000

INVEST NOW

Ownership % Represented by Securities

0%. Investors will not receive any equity interests in the Issuer or any voting or management

rights with respect to the Issuer as a result of an investment in Securities.

Overview   Disclosures   Comments   **0**

Click here

(https://www.sec.gov/Archives/edgar/data/1684972/000168497216000001/0001684972

16-000001-index.htm) to view the Issuer's SEC Form C filing.

Use of Proceeds

100% of the proceeds will be used for a full renovation and build out of the interior space
(including a new bar and electrical work), a redesign of the exterior facade and working
capital.

PARTITION TYPE
RE: 01/A0.2
DOOR TYPE (X IS FOR EXISTING DOOR & HARDWARE)
HARDWARE TYPE
EXISTING PARTITION TO REMAIN
NEW PARTITION
LOW PARTITION
AREA NOT IN SCOPE
FLOOR PLAN LEGEND
6
TYPE 1- FAUX, NON-STRUCTURAL INTERIOR COLUMN
TYPE 2- STRUCTURAL EXTERIOR COLUMN
FLOOR PLAN KEYED NOTES
5
EXISTING OFFICE
D.J. BOOTH
WAIT STATION
LOW WALL
BOOTHS
SCREEN WALL
SERVICE
DANCE FLOOR
ACCESSIBLE COUNTER
INSTALL SPLASH GUARD AT ALL HAND SINKS.
TABLE
EXISTING DEMISING WALL TO REMAIN
EXISTING SONGKRAN RESTAURANT
BANQUETTE
BAR
LOUNGE
INVEST NOW
FOYER
HOST
Overview
BRICK NICHE
EXISTING BRICK PILASTER, TO REMAIN
WOOD PILASTER
PATIO
BRICK BELOW & ABOVE WINDOW
SONGKRAN DINING PATIO

(//cdn-eos.nextseed.co/app/uploads/tsr-up-01.jpg)

Renderings and floor plan presented in this offering may not reflect the final designs of The Sugar Refinery.

Key Terms

Minimum Investment

$100

Revenue Sharing Percentage

8%

Investment Multiple

1.7x

Investors will each receive in the aggregate 1.7x their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on a monthly basis.

Startup Period

Period from the closing through the 3rd full month after the closing.

Payments

The Issuer will make monthly payments based on the relevant revenue sharing percentage.

Maturity

If the investors have not been paid in full within 48 months, the Issuer is required to promptly pay the entire outstanding balance to the investors.

INVEST NOW

Security Interest

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the Securities.

Overview   Disclosures   Comments   0

Total Payment Calculator

Principal	Investment Multiple	Maturity*	Total Payment*
$100 ⬍	1.70x	48 months	$170

This investment has a startup period during which no payments will be made. The first payment is not due until after the **third (3rd)** full month following closing.

Revenue Sharing Summary*

Beginning after the first full month following the closing, the Issuer will share 8% of each month's gross revenue with the investors as a group until they are paid in full.*

Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

EXAMPLE:

Gross revenue in month X
$150,000

Revenue sharing percentage
8.0%

Total payment for month X
$12,000

INVEST NOW

Assuming that the total amount raised through this offering is $200,000, and Investor A invested $2,000, Investor A is entitled to receive 1.0% of the $12,000 shared with investors for month X. Therefore, **Investor A is paid $120.00 for month X**.

Overview   Disclosures   Comments   0

* The calculations above are mathematical illustration only and may not reflect actual performance. They do not take into account NextSeed fees of 1% on each payment made to investors. The exact length of time that it will take the Issuer to pay each investor in full cannot be known in advance since the Issuer's actual revenues may differ from its reasonable forecasts. If any balance remains outstanding on the maturity date, the Issuer is contractually required to promptly pay the entire outstanding balance due to each investor. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments. Read Less

Bonus Rewards

Invest $100 or more

- **Invitation for 2** to The Sugar Refinery Launch Party

Invest $500 or more

- **$50** Gift Card
- **Invitation for 2** to The Sugar Refinery Launch Party

Invest $1,000 or more

- **$100** Gift Card
- **Invitation for 2** to The Sugar Refinery Launch Party

INVEST NOW

Overview   Disclosures   Comments   0

Invest $2,500 or more

- **$150** Gift Card
- **Sugar Refinery Silver Card** (15% discount on all food purchases for up to 4 guests, VIP Entry with no waiting in line, for 12 months)
- **Invitation for 4** to The Sugar Refinery Launch Party

Invest $5,000 or more

- **$175** Gift Card
- **Sugar Refinery Gold Card** (20% discount on all food purchases for up to 6 guests, VIP Entry with no waiting in line, for 12 months)
- **Invitation for 6** to The Sugar Refinery Launch Party

Invest $10,000 or more

- **$250** Gift Card
- **Sugar Refinery Black Card** (25% discount on all food purchases for up to 10 guests, VIP Entry with no waiting in line, for 12 months)
- **Invitation for 10** to The Sugar Refinery Launch Party

INVEST NOW

Overview	Disclosures	Comments 0

Invest $25,000 or more

- **$500** Gift Card
- **Sugar Refinery Black Card** (25% discount on all food purchases for up to 15 guests, VIP Entry with no waiting in line, for 12 months)
- Dedicated bottle locker
- **Invitation for 15** to The Sugar Refinery Launch Party

EARLY BIRD REWARD

First 50 investors who invest $500 or more will receive an additional $25 gift certificate to Songkran Thai Kitchen or Grill

INVEST NOW

Overview   Disclosures   Comments **0**



INVEST NOW

Overview   Disclosures   Comments 0

(//cdn-eos.nextseed.co/app/uploads/tsr-br-01a.jpg)

Business Model

The Sugar Refinery will be open seven days a week to serve the surrounding community.

The concept will feature dated decor with innovative cocktails that attempt to recreate an age where mixed drinks could be made from a few fresh & simple ingredients. Beyond the standard fare of beer, wine and cocktails, experienced mixologists will craft adventurous concoctions with a variety of fresh herbs, fruits and vegetables.



(//cdn-eos.nextseed.co/app/uploads/tsr-bm-01.jpg)

INVEST NOW

The menu will feature American-style bar and pub food mixed with southern cooking, including items such as chicken pot pies, lamb chops, burgers and sliders.

Overview   Disclosures   Comments   0

STARTER

CHARCUTERIE & CHEESE BOARD – 5
Crispy Cheese Sticks with cumin-tomato dipping sauce

PROSCIUTTO WITH GRILLED FIGS

DEVILED EGGS

ROASTED RED PEPPER JAM & GOAT CHEESE

CROSTINI

CHILLED SHRIMP COCKTAIL
with horseradish sauce

PROHIBITION CALAMARI
with miso aioli and spicy tomato dip

FRESH MOZZARELLA SKEWERS
with Tomato, Basil and Balsamic oil

WILD MUSHROOM QUICHE
with Swiss and Gruyere cheese

BEEF CARPACCIO
with Olive Salad and Mustard aioli

ROASTED EGGPLANT & RICOTTA PARMIGIANA

Chicken Wings Choice Of
. Chili BBQ   . Roasted Garlic Sriracha
. Honey Bourbon   . Traditional Hot n Spicy

SALADS

THE SUGAR REFINERY COBB STACK
Lettuce, cucumbers, smoked bacon, eggs, tomato, carrots, bleu cheese, Grilled chicken breast

SPICY CAESAR GRILLED SALMON
Romaine lettuce tossed in our spicy caesar dressing with shredded parmesan cheese

BUTTERMILK HONEY CHICKEN SALAD
Crispy fried buttermilk honey chicken, romaine, candied pecans, avocado, bleu cheese, tomatoes, balsamic vinaigrette.

BURGER & SANDWICHES

PIZZA BURGER
with melted cheese, roasted tomato and pita bread

PORTABELLA MUSHROOM BURGER
with Goat Cheese, tomato & basil

CHIPOTLE CHICKEN SALAD ON CROISSANT

OPEN FACE TURKEY SANDWICH
with Old Fashioned Gravy

STEAK SANDWICH
with sweet & sour red onion, melted cheese

LOBSTER & AVOCADO ON CROISSANT
with miso aioli

CUNNINGHAM SAUSAGE ROLL
smoked bacon

CRISPY PORK BELLY SLIDERS
quail egg & cheddar

STEAK & CHOPS
(Serve with choice of baked potato, garlic mashed potato, crispy fries, potato pancake)

ROASTED PRIME RIB (first come first serve)

GRILLED LAMB CHOPS
With Garlic Confit and balsamic mint

16OZ T-BONE STEAK
With Sizzling herb, sun-dried tomato butter

GARLIC CRUSTED RACK OF LAMB

HONEY BOURBON PORK CHOPS

HAND CRAFTED
BAKED POTATO
GARLIC MASHED POTATO
POMMES FRITES + HOUSE MADE AIOLI
CRISPY CHEESE FRIES
POTATO PANCAKE
SAUTÉ SPINACH & GARLIC

ENTRÉES
(Serve with choice of baked potato, garlic mashed potato, crispy fries, potato pancake)

BABY BACK RIBS
Braised BBQ Glazed Baby Back Ribs
With Roasted tomato, honey bourbon reduction

DINOSAUR RIBS
Slow cook hot n spicy beef short rib with tamarind chili glazed St Louis Cut Ribs

SMOKED PORK RIBS
with seven spice Farmer-Style Fried Chicken

GRILLED PEPPER SHRIMP
With Avocado-tomato salsa

BRAISED LAMB SHANK
With oranges curry sauce

GRILLED BLACKENED TUNA
With poached potato, green beans, egg, plum tomato, cucumber, chipotle lime vinaigrette

THE SUGAR REFINERY CHICKEN POT PIE
Crispy Puff chicken and veggie baked in a herb cream reduction

(//cdn-eos.nextseed.co/app/uploads/tsr-bm-02a.jpg)

Preliminary sample menu

Read More

INVEST NOW

Location Analysis

Overview   Disclosures   Comments   0

The Sugar Refinery will be located at 2248 Texas Drive, Sugar Land, TX 77479 in a bustling town square. Founded as a sugar plantation in the mid-1800s and incorporated in 1959, Sugar Land is considered one of the most affluent suburban neighborhoods of Houston, TX.

Numerous high-profile regional and international corporations have chosen Sugar Land as their corporate headquarters, including Minute Maid, Schlumberger, Fluor Corporation, Bechtel Equipment Operations, UnitedHealthcare and Aetna. Other major corporations with expansions in Sugar Land include MD Anderson Hospital, Texas Instruments, Noble Drilling, Baker Hughes and GE Oil & Gas.


SUGAR LAND
TOWN SQUARE
SUGAR LAND
TOWN SQUARE
NO SMOKING IN THE PLAZA
(//cdn-eos.nextseed.co/app/uploads/tsr-la-01a.jpg)

Sugar Land Town Square (photo credit (http://www.stormonthospitality.com/portfolio/sugar-land-marriott-town-square/))

INVEST NOW

Overview Disclosures Comments 0

The Sugar Land Town Square is a 32-acre mixed use, public-private partnership. It is considered the central business district for the city of Sugar Land and has Class A office space, condominiums, retail stores, wellness studios and clinics, restaurants and the Marriott Hotel. Festivals and important events take place in the town square.

This thriving city center is easily accessible due to its prime location at the intersection of US-59 and Highway-6. It is located approximately 20 miles southwest of downtown Houston.



BROOKSIDE
HORSESHOE LAKE
SUGAR LAND OFFICE PARK
FLUOR CENTRAL
LAKE POINTE
RIVERCREST
CREEKSIDE AT TOWN CENTER
EDGEWATER
HIGHLANDS SQUARE
TOWN CENTER SQUARE
COLONY MEADOWS
TELFAIR
RIVERBEND NORTH
SUGAR CROSSING
RIVERBEND SOUTH
OLD MILL PARK
MAGNOLIA PLANTATION
CHIMNEYSTONE
Swaminarayan
University Blvd
Chatham Ave
Wescott Ave
Coleridge St
Brooks St
Soldiers Field Dr
Great Oak Ln
Lexington Blvd
Austin Pkwy
Grants Lake Blvd
Williams Trace Blvd
Sugar Creek Blvd
Country Club Blvd
Creekford Cir
Lexington Blvd
Edgewater Dr
Creekshire Dr
Cypress Run Dr
Frontier Dr
Field Line Dr
Sweetwater Blvd
Venice St
Oyster Creek Dr
500 m
2000 ft
Leaflet
Map data ©2016 Google
Terms of Use
Report a map error

(//cdn-eos.nextseed.co/app/uploads/tsr-la-02.jpg)

Conveniently located at the intersection of US-59 and Highway-6

Within a one-mile radius, average household income is approximately 165% of the national average with a population density double the national average.

INVEST NOW

The Sugar Refinery will be located on square 35 in the map of Town Square. Other notable restaurants include Songkran Thai Grill, Perry’s Steakhouse & Grille, Shiva Indian Restaurant, and Japaneiro’s Sushi Bistro & Latin Grill. Other bars in the square include Flying Saucer, Baker Street Bar & Grill, and Ginger Mule Tonics & Meals. Retail stores cover fashion, health & beauty, and other specialty stores.

Overview Disclosures Comments 0



Southwest Freeway U.S. 59
Southwest Freeway Feeder Road
ALL
SHOP
DINE
PARKING
Town Square Place
Marriott Hotel and Conference Center
City Walk
Highway 6
Lone Star Drive
City Plaza Condominiums
City Hall
Plaza Drive
Texas Drive
Town Center Boulevard
*Gift Cards Available in Suite 250

(//cdn-eos.nextseed.co/app/uploads/tsr-la-03.jpg)

Sugar Land Town Park offers a wide variety of shopping and dining attractions

INVEST NOW

Read Less

Overview Disclosures Comments 0

Leadership

Junnajet "Jett" Hurapan, *Partner & Executive Chef*

Jett Hurapan is an award-winning chef whose bold, satisfying dishes reflect strong ties to his culture. With a diverse culinary background that includes Thai, Italian, French Vietnamese, New American and Mediterranean cuisines, Jett brings an innovative approach to his role as Executive Chef of The Sugar Refinery.

Most recently the co-founder and co-creator of Songkran Thai Kitchen + Songkran Thai Grill, Jett has over 20 years of experience in some of the leading restaurants in the country.

His career developed, as he joined the team at BR Guest (Isabella's, Blue Water Grill) and eventually worked alongside famed New York restaurateur Stephen Hanson as the Executive Chef of West Side Ruby Foo's. He served as Executive Chef at Rain in New York. Rain received New York's Best Pan Asian Award and was recognized by the James Beard Foundation. He continued on with the SRO Group, where he worked at the Meatpacking District's famed Buddakan, gearing up for the Executive Chef role at Buddakan's Atlanticy City launch.Jett moved to Houston to serve as Executive Chef at Gigi's Asian Bistro before opening his first endeavor, BLU Restaurant & Lounge in 2011.

Jett has received several industry awards ("Best of the Best" Chef Award from American Culinary Institute, recognized with a Best Chef's American Award in multiple years) and continues to develop his passion.   Read less   **INVEST NOW**

Overview   Disclosures   Comments   **0**



Jira Hurapan, *Pastry Chef*

Blending fresh and exotic ingredients to create magnificent and unexpected flavor profiles, Jira Hurapan brings more than 14 years of experience to her role as Pastry Chef.

A Bangkok-native, she first traveled to New York City to study English at Baruch College. She went on to complete the Pastry and Baking Arts program and earn a diploma from the world-renowned Institute of Culinary Education. Jira refined her palate with an internship at Sarabeth's

Bakery in Chelsea Market, one of New York City's beloved brunch spots. She refined her expertise in the intricate details of pastry making and presentation, and then continued on to join the acclaimed team at Rain in New York.

Jira and Chef Jett moved to Houston in 2008, consulting for Gigi's Asian Bistro. After 3 years there, the Hurapans opened BLU Restaurant & Lounge in Sugar Land and have since added Songkran Thai Kitchen in Uptown Park and Songkran Thai Grill in Sugar Land Town Square to their portfolio. Known for preparing everything in-house from scratch, Jira is continuously experimenting. She works alongside and collaborates with Chef Jett so that the meal progression from savory to sweet is harmonious in technique and style.   Read Less



Amrita "Amy" Karnani, *Partner & President*

With a background in real estate development, textiles and catering, Amy Karnani serves as the dynamic visionary behind BLU, Songkran Thai Kitchen in Uptown Park and Songkran Thai Grill in Sugar Land Town Square.

INVEST NOW

Overview   Disclosures   Comments **0**

She worked in the family catering business for 6 years at the start of her career, handling customer service, sales, inventory management and purchasing. Amy then owned a textile business where she ran manufacturing facilities and managed hundreds of employees. Amy's passion in decorating and designing led her to train in interior design as well.

Amy first partnered with the Hurapans in 2011, when they created BLU Restaurant & Lounge in Sugar Land Town Square, and they have continued the expansion of the group with Songkran Thai. A critical part of the operating team, Amy has blended her extensive hospitality experience and interior design background to conceptualize the layout, design and décor of each location. She has handled the hiring of all personnel, monitored daily operations, and created internal systems for controlling costs and managing inventory and payroll.   Read Less

History

★ **October 2011**

BLU Restaurant & Lounge opened in Sugar Land Town Square

★ **April 2014**

Songkran Thai Kitchen opened in Uptown Park

★ **April 2015**

Songkran Thai Grill opened in Sugar Land Town Square

★ **November 2016**

BLU Restaurant & Lounge expected to close to begin renovations

★ **January 2017**

The Sugar Refinery anticipated opening

TEAM (https://eos.nextseed.co/about/team/)   info@nextseed.co (MAILTO:info@nextseed.co)

BLOG (https://eos.nextseed.co/blog/)   800-705-4220 (tel:8007054220)

FAQ (https://eos.nextseed.co/about/faq/)

BROWSE (https://eos.nextseed.co/offerings/)

TERMS OF USE (https://eos.nextseed.co/agreements/terms-of-use/)

PRIVACY POLICY (https://eos.nextseed.co/agreements/privacy-policy/)

This site is operated by NextSeed US LLC ("NextSeed"), a Funding Portal registered with the U.S. Securities and Exchange Commission (the "SEC"), for the purpose of offering and selling securities in accordance with the exemption from securities registration requirements contained in Section 4(a)(6) of the Securities Act of 1933 and the regulations promulgated by the SEC. NextSeed helps privately held small businesses issue debt securities such as term notes and revenue sharing notes to investors. Read More

INVEST NOW

Overview   Disclosures   Comments   **0**

© 2016 NextSeed US LLC

(https://instagram.com/thenextseed/)   (https://twitter.com/thenextseed)

(https://www.facebook.com/thenextseed)